Exhibit 99.1

Press Release

For Immediate Release

February 11th 2015

Markit reports fourth quarter and full year 2014

financial results

London & New York — Markit Ltd. (Nasdaq: MRKT), a leading global diversified provider of financial information services, today announced financial results under International Financial Reporting Standards (IFRS) for the fourth quarter and full year ended December 31st 2014.

Financial highlights in fourth quarter and full year 2014

—	Revenue for the fourth quarter 2014 increased 11.3% to $271.4 million, on a constant currency basis up 12.4% comprising organic revenue growth of 8.9% and acquisition related revenue growth of 3.5%

—	Revenue for the full year 2014 increased 12.4% to $1.065 billion, on a constant currency basis up 10.9% comprising organic revenue growth of 7.8% and acquisition related revenue growth of 3.1%

—	Adjusted EBITDA grew 15.0% to $124.7 million for the fourth quarter 2014, and grew 15.9% to $488.2 million for the full year 2014

—	Adjusted EBITDA margin was 46.3% for the fourth quarter and 46.0% for the full year 2014

—	Adjusted earnings per share, diluted was $0.37 for the fourth quarter 2014, and up 7.1% to $1.51 for the full year 2014

“I am pleased with our strong performance in 2014,” said Lance Uggla, chairman and chief executive officer of Markit. “Our results reflect Markit’s success in helping customers achieve operational efficiencies, comply with changing regulatory and reporting requirements, and manage risk associated with operating in global financial markets. I am particularly pleased by our strong customer retention and our ability to attract new customers in significant numbers.” Mr. Uggla added, “Looking ahead, we will continue to invest in innovative products and service enhancements for our customers, while maintaining a disciplined approach to acquisitions. We believe demand for our products and services will continue to provide us with significant opportunities for profitable longterm growth.”

Table 1: Markit Ltd. selected financial information

	For the three months ended December 31,			For the year ended December 31,
($ millions except percentages and per share amounts)	2014	2013	YoY	2014	2013	YoY
Revenue	271.4	243.8	11.3%	1,065.1	947.9	12.4%
Operating expenses	(139.3)	(135.4)	2.9%	(569.2)	(515.1)	10.5%
Adjusted EBITDA (1)	124.7	108.4	15.0%	488.2	421.3	15.9%
Adjusted EBITDA margin (2)	46.3%	44.5%	N/A	46.0%	45.6%	N/A
Adjusted Earnings (1)	69.1	65.4	5.7%	279.0	248.4	12.3%
Adjusted earnings per share, diluted (3)	$0.37	$0.37	—%	$1.51	$1.41	7.1%
Weighted average number of shares used to compute earnings per share, diluted	187.3	176.7	6.0%	184.5	175.6	5.1%

Markit Ltd.

Press release

(1)	See “Reconciliation to Non-IFRS Financial Measures” for definitions of Adjusted EBITDA and Adjusted Earnings, which are non-IFRS financial measures, and for reconciliations to their most directly comparable IFRS financial measures.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

(3)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares used to compute earnings per share, diluted.

Fourth quarter 2014 results

Revenue

Revenue increased by $27.6 million, or 11.3%, to $271.4 million for the three months ended December 31, 2014, from $243.8 million for the three months ended December 31, 2013. On a constant currency basis, our revenue growth was 12.4%, or $30.2 million, for the three months ended December 31, 2014 as compared to the three months ended December 31, 2013.

Organic revenue growth accounted for $21.6 million, or 8.9% of the 11.3% increase in revenue. This was driven by new business wins across our Solutions and Information segments, and increased volumes in our Processing segment during the fourth quarter of 2014.

Acquisitions contributed $8.6 million to revenue growth, or 3.5% of the 11.3% increase in revenue, associated with the acquisitions in our Solutions segment of Markit Corporate Actions, thinkFolio, and CTI, which were acquired in July 2013, January 2014, and July 2014 respectively.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $2.6 million, or 1.1% of the 11.3% increase in revenue.

Operating Expenses

Operating expenses increased by $3.9 million, or 2.9%, to $139.3 million for the three months ended December 31, 2014, from $135.4 million for the three months ended December 31, 2013. As a percentage of revenue, operating expenses decreased from 55.5% for the three months ended December 31, 2013 to 51.3% for the three months ended December 31, 2014. This was largely driven by increased revenue as described above, as well as lower technology costs following the closure of Credit Centre and a small reduction in other expenses.

Exceptional Items

Exceptional costs for the three months ended December 31, 2014 were $33.1 million and included $31.5 million of impairment charges principally related to Markit Analytics within our Solutions segment.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA increased 15.0% to $124.7 million for the three months ended December 31, 2014, from $108.4 million for the three months ended December 31, 2013 reflecting growth across all three segments. Adjusted EBITDA in the fourth quarter 2014 also includes Markit’s share of the loss in our KYC joint venture, which is included within our Solutions segment. Adjusted EBITDA margin increased to 46.3% compared to 44.5% for the three months ended December 31, 2013.

Income tax expense

Income tax expense was $19.7 million for the three months ended December 31, 2014, compared to $11.6 million for the three months ended December 31, 2013, an increase of $8.1 million, or 69.8%. Our effective tax rate was 55.6% for the three months ended December 31, 2014, compared to 80.0% for the three months ended December 31, 2013. The decrease in the effective tax rate principally reflects the difference in the exceptional impairment charges in the three months ended December 31, 2014 compared to the three months ended December 31, 2013 which are not deductible for tax purposes.

Adjusted Earnings and Adjusted earnings per share, diluted

Adjusted Earnings for the three months ended December 31, 2014 increased $3.7 million, or 5.7%, to $69.1 million from $65.4 million for the three months ended December 31, 2013.

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Adjusted Earnings was impacted in the fourth quarter 2014 by an increased tax charge and higher depreciation and amortisation charges related to continued investment in product development and a $1.4 million accelerated amortisation charge associated with changes to the estimated life of certain assets.

Adjusted earnings per share, diluted was unchanged at $0.37 compared to the prior year period. Adjusted earnings per share, diluted was affected by a higher weighted average number of shares, primarily due to option exercises during the period and an increase in the share price compared to the fourth quarter of 2013.

Full year 2014 results

Revenue

Revenue increased by $117.2 million, or 12.4%, to $1,065.1 million for the year ended December 31, 2014, from $947.9 million for the year ended December 31, 2013. On a constant currency basis, our revenue growth was 10.9%, or $102.6 million.

Organic revenue growth accounted for $73.4 million, or 7.8% of the 12.4% increase. This was driven by growth across all our segments, most notably within our Solutions and Information segments due to new business wins.

Acquisitions contributed $29.2 million to revenue growth, or 3.1% of the 12.4% increase in revenue, in relation to the acquisitions in our Solutions segment of Markit Corporate Actions, thinkFolio and CTI, which were acquired in July 2013, January 2014, and July 2014 respectively.

We experienced a favourable movement in exchange rates period-over-period, which increased our revenue growth by $14.6 million, or 1.5% of the 12.4% increase in revenue.

Operating Expenses

Operating expenses increased by $54.1 million, or 10.5%, to $569.2 million for the year ended December 31, 2014, from $515.1 million for the year ended December 31, 2013. As a percentage of revenue, operating expenses decreased to 53.4% for the year ended December 31, 2014 compared to 54.3% for the year ended December 31, 2013.

Exceptional items

Exceptional items for the full year 2014 were $84.9 million, and principally related to $39.5 million of costs associated with our initial public offering in June 2014 and $39.8 million of impairment charges related to Markit Analytics and Credit Centre.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $488.2 million for the year ended December 31, 2014 increased by $66.9 million, or 15.9%, from $421.3 million for the year ended December 31, 2013 due to increases in Adjusted EBITDA across all of our segments. In addition, the increase in Adjusted EBITDA reflects a net reduction in non-controlling interest of $10.8 million, following the acquisition of the remaining interest in our subsidiary MarkitSERV, LLC in April 2013, offset by an increase in the non-controlling interest related to CTI following its acquisition in July 2014. Adjusted EBITDA margin increased to 46.0% compared to 45.6% for the full year 2013.

Income tax expense

Income tax expense was $56.5 million for the year ended December 31, 2014, compared to $63.7 million for the year ended December 31, 2013, a decrease of $7.2 million, or 11.3%. Our effective tax rate was 25.6% for the year ended December 31, 2014, compared to 30.2% for the year ended December 31, 2013. This decrease in effective tax rate in 2014 primarily reflects the impact of acquisition related deferred tax accounting adjustments.

Adjusted Earnings and Adjusted earnings per share, diluted

Adjusted Earnings for the year ended December 31, 2014, increased $30.6 million, or 12.3%, to $279.0 million from $248.4 million for the year ended December 31, 2013. This was due to the improved financial performance discussed above, partially offset by an increase in non-acquisition-related intangible asset amortisation, reflecting the continued investment in the development of new products and services and an increase in the tax charge, including a $7.5 million tax charge associated with the out of period deferred tax adjustment.

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Adjusted earnings per share, diluted increased 7.1% to $1.51 compared to $1.41 for the full year 2013. Adjusted earnings per share for the full year 2014 was impacted by an increase in the weighted average number of shares primarily due to option exercises during the period and reflecting an increase in the share price when compared to the full year 2013.

Table 2: Revenue growth composition by segment

	For the three months ended December 31, 2014				For the year ended December 31, 2014
( in percentages)	Organic	Acquisition related	Foreign currency	Total revenue growth	Organic	Acquisition related	Foreign currency	Total revenue growth
Information	6.8%	—	(1.4)%	5.4%	4.4%	—	1.5%	5.9%
Processing	6.2%	—	(0.8)%	5.4%	5.1%	—	2.3%	7.4%
Solutions	15.7%	13.9%	(0.8)%	28.8%	17.8%	13.1%	0.8%	31.7%
Total Markit	8.9%	3.5%	(1.1)%	11.3%	7.8%	3.1%	1.5%	12.4%

Table 3: Segmental analysis

	For the three months ended December 31,		For the year ended December 31,
($ in millions, except percent)	2014	2013	2014	2013
Information	123.2	116.9	486.5	459.6
Processing	68.5	65.0	284.9	265.3
Solutions	79.7	61.9	293.7	223.0
Total revenue	271.4	243.8	1,065.1	947.9
Information	64.3	56.4	239.2	217.2
Processing	36.5	29.8	156.6	138.1
Solutions	24.3	22.2	93.1	77.5
Minority Interest	(0.4)	—	(0.7)	(11.5)
Total Adjusted EBITDA	124.7	108.4	488.2	421.3
Information	52.2%	48.2%	49.2%	47.3%
Processing	53.3%	45.8%	55.0%	52.1%
Solutions	30.5%	35.9%	31.7%	34.8%
Total Adjusted EBITDA margin(1)	46.3%	44.5%	46.0%	45.6%

(1)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

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Fourth quarter 2014 segment results

Information

Revenue in our Information segment grew by $6.3 million, or 5.4%, to $123.2 million for the three months ended December 31, 2014, compared to $116.9 million for the three months ended December 31, 2013, driven by new business wins within the Pricing and Reference Data sub-division offset by the adverse impact of foreign exchange movements across the segment. Organic revenue growth contributed 6.8% of the 5.4% increase in revenue. Adverse movements in exchange rates period-over-period offset this growth and reduced Information revenue growth by 1.4%.

Processing

Revenue in our Processing segment increased by $3.5 million, or 5.4%, to $68.5 million for the three months ended December 31, 2014, from $65.0 million for the three months ended December 31, 2013. This reflects increased revenue in our derivatives processing product, partially offset by a reduction in our loans processing product and the impact of adverse foreign exchange movements. Organic revenue growth comprised 6.2% of the 5.4% increase in revenue. Adverse movements in exchange rates period-over-period reduced Processing revenue growth by 0.8%.

Solutions

Revenue in our Solutions segment increased by $17.8 million, or 28.8%, to $79.7 million for the three months ended December 31, 2014, from $61.9 million for the three months ended December 31, 2013. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, in addition to the acquisitions of Markit Corporate Actions, thinkFolio and CTI.

Constant currency revenue growth contributed 29.6% of the 28.8% increase in revenue. Organic revenue growth contributed 15.7% and acquisitions contributed 13.9% of the 28.8% increase in revenue, as a result of the acquisitions of Markit Corporate Actions, thinkFolio and CTI in July 2013, January 2014 and July 2014 respectively. Adverse movements in exchange rates period-over-period reduced by 0.8% the increase in revenue.

Full year 2014 segment results

Information

Revenue in our Information segment increased by $26.9 million, or 5.9%, to $486.5 million for the year ended December 31, 2014, compared to $459.6 million for the year ended December 31, 2013. The revenue increase was largely driven by new business wins within the Pricing and Reference Data sub-division, and the positive impact of foreign exchange movements across the segment. Organic revenue growth contributed 4.4% of the 5.9% increase in revenue. Favourable movements in exchange rates period-over-period contributed 1.5% of the 5.9% increase in revenue.

Processing

Revenue in our Processing segment increased by $19.6 million, or 7.4%, to $284.9 million for the year ended December 31, 2014, from $265.3 million for the year ended December 31, 2013. This reflects higher activity levels in our loans processing and derivatives processing product, as well as favourable foreign exchange movements during the period. Organic revenue growth contributed 5.1% of the 7.4% increase in revenue. Favourable movements in exchange rates period-over-period contributed 2.3% of the 7.4% increase in revenue.

Solutions

Revenue in our Solutions segment increased by $70.7 million, or 31.7%, to $293.7 million for the year ended December 31, 2014, from $223.0 million for the year ended December 31, 2013. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, and increased revenue linked to assets under management in the loan market, in addition to the acquisitions of Markit Corporate Actions, thinkFolio and CTI.

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Constant currency revenue growth comprised 30.9% of the 31.7% increase in revenue. Organic revenue growth contributed 17.8% and acquisitions contributed 13.1% of the 31.7% increase in revenue, as a result of the acquisitions of Markit Corporate Actions, thinkFolio and CTI in July 2013, January 2014 and July 2014 respectively. Favourable movements in exchange rates period-over-period contributed 0.8% of the 31.7% increase in revenue.

Webcast and conference call information

Markit’s management will host a live audio webcast and conference call at 10.00am (EST) today to review and discuss the company’s results. The webcast can be accessed on Markit’s investor relations website at http://www.markit.com/company/investors. The presentation used in the webcast will be available from 07.00am (EST) today through the link above, and a replay of the webcast will be available through the same link following the live webcast and conference call.

Note on IFRS reporting standards

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. We maintain our books and records in US dollars. We have made rounding adjustments to some of the figures included in this press release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this press release are in US dollars.

Use of non-IFRS financial measures

Non-IFRS results are presented only as a supplement to our financial statements based on IFRS. Non-IFRS financial information is provided to enhance understanding of our financial performance, but none of these non-IFRS financial measures are recognised terms under IFRS and non-IFRS measures should not be considered in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS. Definitions and reconciliations of non-IFRS measures to the most directly comparable IFRS measures are provided within the schedules attached to this release.

We use non-IFRS measures in our operational and financial decision making, as we believe that it is useful to exclude certain items in order to focus on what we regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-IFRS measures which are also used to prepare strategic plans and annual budgets and review management compensation. We also believe that investors may find non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-IFRS financial measures are not a substitute for IFRS disclosures.

Non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present non-IFRS measures when reporting their results. Non-IFRS measures have limitations as an analytical tool. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Non-IFRS measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Markit expects, believes or anticipates will or may occur in the future are forward-looking statements. Markit’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect its businesses and operations. Although Markit believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to Markit. When used in this press release, the words “anticipate,” “believe,” “intend,” “expect,” “estimate,” “plan,” “will” or other similar words are intended to identify forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Markit, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Further information on such assumptions, risks and uncertainties is available in Markit’s filings with the US Securities and Exchange Commission. Markit undertakes no obligation and does not intend to update or correct these forward-looking statements to reflect events or circumstances occurring after the date of this press release, except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Media enquiries, please contact:

Teresa Chick

Markit

Managing Director, Corporate Communications

Telephone: +44 (0)20 7260 2094

Email: teresa.chick@markit.com

Ed Canaday

Markit

Director, Corporate Communications

Telephone: +1 646 679 3031

Email: ed.canaday@markit.com

Investor enquiries, please contact: Matthew Kolby Markit Managing Director, Investor Relations Telephone: +1 646 679 3140 Email: ir@markit.com

Notes to Editors

About Markit

Markit is a leading global diversified provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 3,500 people in 10 countries. Markit shares are listed on Nasdaq under the symbol “MRKT.” For more information, please see www.markit.com.

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Markit Ltd.

Consolidated Income Statement (Unaudited)

	Three months ended December 31, 2014	Three months ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2013

	$’m	$’m	$’m	$’m
Revenue	271.4	243.8	1,065.1	947.9

Operating expenses	(139.3)	(135.4)	(569.2)	(515.1)
Exceptional items	(33.1)	(48.3)	(84.9)	(60.6)
Acquisition related items	1.4	1.6	12.4	1.4
Amortisation – acquisition related	(14.6)	(13.1)	(57.9)	(50.1)
Depreciation and amortisation	(28.2)	(23.6)	(100.1)	(86.0)
Share based compensation and related items	(9.2)	(2.2)	(16.0)	(8.1)
Other (losses)/gains – net	(3.0)	(3.9)	(6.0)	0.7

Operating profit	45.4	18.9	243.4	230.1

Finance costs – net	(4.1)	(4.4)	(16.9)	(19.4)
Share of results from joint venture	(5.9)	—	(5.9)	—

Profit before income tax	35.4	14.5	220.6	210.7

Income tax expense	(19.7)	(11.6)	(56.5)	(63.7)

Profit for the period	15.7	2.9	164.1	147.0

Profit attributable to:
Owners of the parent	15.7	2.9	165.2	139.4
Non-controlling interests	—	—	(1.1)	7.6

	15.7	2.9	164.1	147.0

	$	$	$	$
Earnings per share, basic	0.09	0.02	0.92	0.80
Earnings per share, diluted	0.08	0.02	0.90	0.79

Weighted average number of shares used to compute earnings per share, basic	180,615,294	175,384,420	179,183,880	173,875,980
Weighted average number of shares used to compute earnings per share, diluted	187,335,924	176,667,290	184,467,540	175,550,760

There were no discontinued operations for either period presented.

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Markit Ltd.

Consolidated Balance Sheet (Unaudited)

	December 31, 2014	December 31, 2013
	$’m	$’m
Assets
Non-current assets
Property, plant and equipment	56.5	62.3
Intangible assets	2,823.3	2,717.8
Deferred income tax assets	4.2	5.3
Derivative financial instruments	0.9	0.3
Investment in joint venture	1.1	—

Total non-current assets	2,886.0	2,785.7

Current assets
Trade and other receivables	288.8	231.2
Derivative financial instruments	7.1	0.9
Current income tax receivables	0.4	3.6
Cash and cash equivalents	117.7	75.3

Total current assets	414.0	311.0

Total assets	3,300.0	3,096.7

Equity
Capital and reserves
Common shares	1.8	0.2
Share premium	456.8	372.9
Other reserves	(75.2)	19.5
Retained earnings	1,850.6	1,663.3

Equity attributable to owners of the parent	2,234.0	2,055.9
Non-controlling interest	36.6	—

Total equity	2,270.6	2,055.9

Liabilities
Non-current liabilities
Borrowings	349.2	472.7
Trade and other payables	143.1	29.6
Derivative financial instruments	0.6	0.3
Deferred income tax liabilities	30.2	37.4

Total non-current liabilities	523.1	540.0

Current liabilities
Borrowings	86.4	101.9
Trade and other payables	203.7	198.6
Deferred income	194.2	177.9
Current income tax liabilities	19.7	14.3
Derivative financial instruments	2.3	8.1

Total current liabilities	506.3	500.8

Total liabilities	1,029.4	1,040.8

Total equity and liabilities	3,300.0	3,096.7

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Markit Ltd.

Consolidated Statement Of Cash Flows (Unaudited)

	Year ended December 31, 2014	Year ended December 31, 2013
	$‘m	$‘m
Profit before income tax	220.6	210.7
Adjustment for:
Amortisation – acquisition related	57.9	50.1
Depreciation and amortisation - other	100.1	86.0
Impairments	39.8	53.5
Profit on sale of available-for-sale financial asset	—	(4.2)
Fair value losses/(gains) on derivative financial instruments	0.2	(3.9)
Fair value gains on contingent consideration	(15.9)	(1.8)
Share based compensation	20.7	8.1
Finance costs – net	16.9	19.4
Share of results from joint venture	5.9	—
Foreign exchange losses and other non-cash charges in operating activities	14.5	3.2
Changes in working capital:
Increase in trade and other receivables	(56.6)	(36.0)
Increase in trade and other payables	17.2	28.7

Cash generated from operations	421.3	413.8

Cash flows from operating activities
Cash generated from operations	421.3	413.8
Interest paid	(6.3)	(7.3)
Income tax paid	(45.1)	(66.7)

Net cash generated from operating activities	369.9	339.8

Cash flows from investing activities
Disposal of subsidiaries, net of cash disposed	(1.4)	—
Acquisition of subsidiaries, net of cash acquired	(127.4)	(12.5)
Settlement of contingent consideration	(1.4)	(33.1)
Proceeds on disposal of assets	4.1	—
Purchases of property, plant and equipment	(23.5)	(35.0)
Proceeds from sale of available-for-sale financial asset	—	5.2
Purchases of intangible assets	(101.4)	(95.5)
Interest received	0.1	0.3

Net cash used in investing activities	(250.9)	(170.6)

Cash flows from financing activities
Proceeds from issuance of common shares	72.3	57.4
Share buy back	(103.5)	(102.9)
Transactions with non-controlling interest in subsidiaries	—	(178.4)
Proceeds from borrowings	100.0	177.0
Repayments of borrowings	(140.0)	(157.0)
Prepaid facility fees	(4.1)	—

Net cash used in financing activities	(75.3)	(203.9)

Net increase/(decrease) in cash and cash equivalents	43.7	(34.7)
Cash and cash equivalents at beginning of year	75.3	110.2
Net increase/(decrease) in cash and cash equivalents	43.7	(34.7)
Exchange losses on cash and cash equivalents	(1.3)	(0.2)

Cash and cash equivalents at end of year	117.7	75.3

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Markit Ltd.

Notes to the consolidated financial statements (Unaudited)

Operating expenses

	Three months ended December 31, 2014	Three months ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2013
	$‘m	$’m	$‘m	$’m
Personnel costs	(85.3)	(75.8)	(350.4)	(307.3)
Operating lease payments	(4.3)	(4.1)	(16.8)	(15.5)
Technology costs	(18.9)	(21.0)	(89.5)	(86.2)
Subcontractors and professional fees	(12.8)	(12.4)	(44.0)	(40.1)
Other expenses	(18.0)	(22.1)	(68.5)	(66.0)

	(139.3)	(135.4)	(569.2)	(515.1)

The operating expenses above exclude exceptional items, acquisition related items, other (losses)/gains – net, share based compensation and related items, depreciation on property, plant and equipment and amortisation of intangible assets.

Exceptional items

	Three months ended December 31, 2014	Three months ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2013
	$‘m	$’m	$‘m	$’m
Exceptional items:
— Legal advisory costs	(1.6)	(2.5)	(5.6)	(6.3)
— Impairments	(31.5)	(40.8)	(39.8)	(53.5)
— Profit on sale of available-for-sale financial asset	—	—	—	4.2
— IPO preparation and execution costs	—	—	(12.1)	—
— Accelerated share based compensation charges	—	—	(7.3)	—
— Recognition of liability for social security costs on option exercise	—	—	(20.1)	—
— Indirect taxes	—	(5.0)	—	(5.0)

	(33.1)	(48.3)	(84.9)	(60.6)

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For all periods presented above, legal advisory costs are associated with ongoing antitrust investigations by both the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to the credit derivatives and related markets. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry wide issue and are consequently not considered part of the normal course of business of Markit Ltd. (the “Company”) and its consolidated subsidiaries (collectively, the “Group”). For the three months and year ended December 31, 2014:

—	A $31.9 million impairment of goodwill was taken in relation to Markit Analytics, within our Solutions segment, as developments in the regulatory and business environment have resulted in weaker than anticipated growth.

—	A $7.9 million impairment charge relating to other intangible assets at Credit Centre, within our Processing segment, was recorded following a decision to wind down the business due to the market not evolving as expected.

—	IPO preparation and execution costs consisted of legal and professional fees associated with the Company’s initial public offering. These costs are one off in nature and not considered part of the Group’s normal course of business.

—	The completion of the IPO resulted in a non-recurring acceleration of vesting for options granted prior to August 2013. The accelerated share based compensation charge reflects the impact of the IPO process.

—	During the second quarter of 2014, the Group recognised a liability for social security costs on option exercises as the Group agreed to meet these obligations on behalf of employees. This has been classified as an exceptional item due to the one-off nature and size of the initial recognition.

For the three months and year ended December 31, 2013:

—	A $12.7 million impairment of all goodwill in relation to BOAT, within our Information segment and servicing a MiFID compliant trade reporting platform, was taken following the decision to close the business.

—	An impairment charge of $20.2 million was recognised in relation to Markit Hub within our Information segment and providing a centralised interface for managing research content. Taking account of a reduced commercial outlook for this product, management fully impaired goodwill of $18.4 million and other intangibles assets of $1.8 million.

—	An impairment charge of $20.0 million was recognised in relation to MOD reflecting local cost pressures associated with operating at this asset’s location, reducing expectations for improvements in profit margins. MOD provides web design, development and hosting services in the Solutions operating segment.

—	Profit on the sale of available for sale financial asset related to the gain realised on the sale of an investment, which due to its size and one off occurrence was classified as exceptional.

—	Indirect taxes represent the anticipated cost in connection with the settlement of a one time indirect tax exposure.

Balance sheet reclassification

The balance sheet presentation has been revised to reflect offsetting deferred tax assets against deferred tax liabilities within the same tax jurisdiction. These revisions had no impact upon total equity or the income statement. The Company has determined that the revisions are immaterial to the previously reported financial statements.

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Press release

Markit Ltd.

Reconciliation to non-IFRS financial measures

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended December 31,		For the year ended December 31,
($ in millions)	2014	2013	2014	2013
Profit for the period	15.7	2.9	164.1	147.0
Income tax expense	19.7	11.6	56.5	63.7
Finance costs – net	4.1	4.4	16.9	19.4
Depreciation and amortisation – other	28.2	23.6	100.1	86.0
Amortisation – acquisition related	14.6	13.1	57.9	50.1
Acquisition related items	(1.4)	(1.6)	(12.4)	(1.4)
Exceptional items	33.1	48.3	84.9	60.6
Share based compensation and related items	9.2	2.2	16.0	8.1
Other losses / (gains) – net	3.0	3.9	6.0	(0.7)
Share of results from joint venture not attributable to Adjusted EBITDA	(1.1)	—	(1.1)	—
Adjusted EBITDA attributable to non-controlling interests	(0.4)	—	(0.7)	(11.5)
Adjusted EBITDA	124.7	108.4	488.2	421.3

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Press release

Adjusted Earnings

Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests.

In addition we use Adjusted Earnings for the purposes of calculating Adjusted earnings per share, diluted.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended December 31,		For the year ended December 31,
($ in millions)	2014	2013	2014	2013
Profit for the period	15.7	2.9	164.1	147.0
Amortisation – acquisition related	14.6	13.1	57.9	50.1
Acquisition related items	(1.4)	(1.6)	(12.4)	(1.4)
Exceptional items	33.1	48.3	84.9	60.6
Share based compensation and related items	9.2	2.2	16.0	8.1
Other losses / (gains) – net	3.0	3.9	6.0	(0.7)
Unwind of discount (1)	2.7	2.6	10.5	12.4
Tax effect of above adjustments	(6.9)	(6.0)	(47.4)	(18.0)
Adjusted Earnings attributable to non-controlling interests	(0.9)	—	(0.6)	(9.7)
Adjusted Earnings	69.1	65.4	279.0	248.4

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

-Ends-

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